Unaxis Holding

Company value exceeds CHF 7 billion

Oerlikon to be included in Dow Jones STOXX 600 Index

Pfäffikon SZ, November 21, 2006 – OC Oerlikon Corporation AG, Pfäffikon, will have its stock included in the Dow Jones STOXX 600 Index, according to a communication issued by STOXX Ltd. last week. The Index comprises the 600 largest European companies by market capitalization and is updated quarterly. Oerlikon will actually be entered in the Index as of December 18, 2006. This is a result of the company's steep increase in value, which has nearly trebled since the beginning of the year and now exceeds CHF 7 billion. The financial markets have thus given their stamp of approval to Oerlikon's operational achievements and its growth strategy expressed by the takeover of Saurer AG. "We have generated substantial value since the introduction of our new strategic approach. Inclusion in the STOXX 600 reflects the strength of our corporation and provides an ideal foundation for future developments," commented Oerlikon CEO Thomas Limberger.

For further information please contact:
Burkhard Böndel
Corporate Communications
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media@oerlikon.com
ir@oerlikon.com

Oerlikon – a leading global high-tech corporation

Oerlikon (SWX: OERL) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Oerlikon develops production systems, components, and services for high-technology products. Oerlikon currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.

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